1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.109

CANOPY GROWTH SIGNS LETTER OF INTENT WITH SOCIÉTÉ DES ALCOOLS DU QUÉBEC

February 14, 2018

SMITHS FALLSON – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) today announced that it has signed a letter of intent with the Société des alcools du Québec (“SAQ”) to provide the Quebec market with 12,000 kilos of high-quality cannabis annually.

This announcement marks Canopy Growth’s fourth and largest supply agreement to-date, following previous agreements with the Provinces of New Brunswick, Newfoundland and Labrador, and Prince Edward Island. Three provinces have now announced supply arrangements with Licensed Producers, all of which include Canopy Growth. The Company now has more supply commitments than any other Licensed Producer in the country.

“We’ve made major investments in the Province of Québec and feel honoured to be chosen to supply the country’s second-largest province, and a region we call home, with our wide variety of cannabis products,” said Mark Zekulin, President, Canopy Growth. “Signing this letter of intent with SAQ further establishes our dedication to the region and our level of commitment to providing adult consumers in Québec with safe, high-quality cannabis.”

Canopy Growth has established a large presence in Québec with the acquisition of Vert Cannabis in Saint Lucien, Québec, and the recent introduction of Vert Mirabel, a Joint Venture with Les Serres Stéphane Bertrand Inc., a large-scale tomato greenhouse operator in Mirabel, Québec.

Here’s to Future Growth

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.